UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of JULY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  July 9, 2007                        /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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           HALO ANNOUNCES INCREASE OF FINANCING TO CDN $2.7 MILLION AND
               CLOSING OF THE FIRST TRANCHE OF PRIVATE PLACEMENT

TORONTO, ONTARIO, JULY 9, 2007 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (THE "COMPANY") (TSXV:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that due to increased demand, it has agreed to increase the size of the private placement, previously announced on June 22, 2007, from CDN $2.2M to CDN $2.7M. The terms of the additional units will be the same as the original units.

The Company is also pleased to announce that it has completed the first tranche closing of the private placement by issuing a total of 2,182,632 FT Units at a price of $0.475 per FT Unit, and 2,270,000 non-flow through units ("NON FT UNIT") at a price of $0.45 per Non-FT Unit, for total gross proceeds of $2,058,250.20. Each FT Unit consists of one flow through common share and one-half share purchase warrant ("$0.65 WARRANT"). Each full $0.65 Warrant entitles the holder to acquire one common share of the Company ("COMMON SHARE") until January 4, 2009 ("EXPIRY TIME"), at a price of $0.65. Each Non FT Unit consists of one common share and one-half share purchase warrant ("$0.60 WARRANT"). Each full $0.60 Warrant entitles the holder to acquire one common share prior to the Expiry Time at a price of $0.60 per share.

Finders fees of 7.5% cash and 10% share purchase warrants ("FINDER'S WARRANTS") were paid to various finders on a portion of the private placement. The Finder's Warrants entitle the holders to acquire one common share of the Company until January 4, 2009 at a price of $0.60 per share.

All securities issued in connection with the first tranche closing of the private placement and the securities underlying those securities are subject to a hold period that expires November 4, 2007.

The Company expects to complete a second and final tranche on or before July 13, 2007.

The completion of the second tranche of the financing is subject to receipt of all applicable regulatory approvals and consents, including the approval of the TSXV.

The proceeds of the financing will be used for the exploration of the Company's mineral properties in Canada and for general corporate purposes.

ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.


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ON BEHALF OF THE BOARD

Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com
______________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

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